SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of June 2010

Commission file number: 001-10533	Commission file number: 000-20122

Rio Tinto Limited
Rio Tinto plc	ABN 96 004 458 404
(Translation of registrant’s name into English)	(Translation of registrant’s name into English)

2 Eastbourne Terrace	Level 33, 120 Collins Street
London, W2 6LG, United Kingdom	Melbourne, Victoria 3000, Australia
(Address of principal executive offices)	(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F:
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ☐
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-☐

EXHIBITS
SIGNATURES
Ex-99.2
EX 99.2
EX 99.3
EX 99.4
EX 99.5
EX 99.6
EX 99.7
EX 99.9

EXHIBITS

99.1	1 June 2010 Rio Tinto Australian investment and taxation payments

99.2	15 June 2010 Rio Tinto to invest US$469 million in Kennecott Eagle nickel and copper mine

99.3	16 June 2010 Rio Tinto letter to shareholders

99.4	21 June 2010 Western Australian Government, Rio Tinto and BHP Billiton reach agreement to amend royalties and state agreements

99.5	24 June 2010 Rio Tinto acknowledges new Australian Prime Minister’s commitment to open proper negotiations on tax reform

99.6	25 June 2010 Rio Tinto launches its operations centre

99.7	30 June 2010 Rio Tinto to exercise the Series A warrants in Invanhoe Mines

99.8	30 June 2010 Tribunal decision protects Rio Tinto’s integrated rail network in the Pilbara

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned, thereunto duly authorised.

Rio Tinto plc		Rio Tinto Limited
(Registrant)		(Registrant)

By	/s/ Ben Mathews	By	/s/ Ben Mathews

Name	Ben Mathews	Name	Ben Mathews
Title	Secretary	Title	Assistant Secretary

Date	12 July 2010	12 July 2010